LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

November 4, 2021

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Dear Ms. Lithotomos:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 117 to the Trust’s Registration Statement on Form N-1A filed August 18, 2021 (SEC Accession No. 0000894189-21-005466) (the “Amendment”) with respect to the following series of the Trust: Alpha Intelligent – Large Cap Value ETF, Alpha Intelligent – Large Cap Growth ETF, Alpha Intelligent – Mid Cap Value ETF, Alpha Intelligent – Mid Cap Growth ETF, Alpha Intelligent – Small Cap Value ETF, and Alpha Intelligent – Small Cap Growth ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.Regarding all blanks within the Amendment, please ensure all information required by Form N-1A is included within the documents prior to filing with the Commission.
Response: The Trust acknowledges the Staff’s comment, and will ensure all information required by Form N-1A is complete prior to the next filing of the Amendment.
Investment Objective and Fees and Expense Table
2.Please provide a completed a fee table and expense example for each Fund in advance of the Fund’s effectiveness.
Response: A completed fee table and expense example has been included as Appendix A to this correspondence. Each Fund will include the identical fee table and expense example.

3.Please confirm acquired funds fees and expenses (“AFFE”) for each Fund are not anticipated to exceed 0.01% or include AFFE as a separate line item in the Fund’s fee table.
Response: The Trust confirms that AFFE for each Fund is not anticipated to exceed 0.01%.
Principal Investment Strategy
4.Confirm the market capitalization range for each Fund will be consistent with that of its reference index.
Response: The Trust confirms that the market capitalization range of each Fund will be consistent with that of the benchmark referenced by the Fund in its prospectus disclosure. In addition, it will be disclosed initially as of September 30, 2021 and updated annually.
5.Because value investing is usually predicated on business fundamentals rather than consensus investing, please explain supplementally with respect to the Value Funds (i.e., Alpha Intelligent - Large Cap Value ETF, Alpha Intelligent - Mid Cap Value ETF, and Alpha Intelligent - Small Cap Value ETF) whether this strategy will lead to lower performance for the applicable Funds.
Response: The Adviser does not believe its use of consensus investing will lead to lower performance for the Value Funds. Moreover, the consensus is composed of the positions of advisers, many of which consider business fundamentals in determining their positions.
Principal Investment Risks
6.Please disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.
Response: The Trust will include the requested disclosure in the Funds’ next post-effective amendment filing under Rule 485(b).
7.(Value Funds only) In light of the strategy being predicated on other value funds and using analytics that include performance of securities, consider adding a disclosure consistent with a risk that basing value investments on other value funds' performance may have already reflect price gains of these value investments.
Response: Given that the Fund is not investing in other funds but directly in the underlying holdings, the Trust does not believe the requested disclosure is applicable or appropriate for the Fund.

Additional Information About the Funds
8.Please state that each Fund’s investment objective may be changed without shareholder approval upon 60 days written notice.
Response: The Trust has not adopted a notice policy; generally, however, the Trust will attempt to give reasonable notice to shareholders of any material change to a Fund’s investment objective.

*	*	*

If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-336-9563.

Sincerely,

/s/ Alia M. Vasquez
Alia M. Vasquez
Assistant Secretary

Appendix A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.85%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.85%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $87	3 Years: $271
A-1